INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

January 12, 2018

Rufus Decker

Suying Li

Angela Lumley

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 3, 2017
File No. 000-52547

Dear Mr. Decker, Ms. Li and Ms. Lumley:

I am writing in response to your letter dated January 4, 2018 on behalf of Royal Energy Resources, Inc. (the “Company”) regarding some unresolved comments to the Company’s Form 10-K for the year ended December 31, 2016. The comments were originally provided by a letter dated September 20, 2017. The Company responded to the comment letter by a letter dated October 10, 2017.

The Company has not filed an amendment to its Form 10-K for the year ended December 31, 2016 to incorporate the changes discussed in its October 10, 2017 letter because it decided to submit a request to the SEC’s Office of Chief Accountant (“OCA”) for guidance on whether it should restate its financial statements for fiscal 2016 to include the final acquisition accounting for its acquisition of control of Rhino Resource Partners, LP in 2016. Specifically, the Company determined that ASU 2015-16 and ASC 855-10-25-1 were arguably in conflict as to whether the Company was required to restate its financial statements for fiscal 2016 when the audit report for fiscal 2016 was reissued to include the reference to the ICFR audit for 2016. The Company received the OCA’s position on January 3, 2018, and submitted a letter to the OCA on January 11, 2018 confirming the OCA’s position.

Since this interpretative issue has been resolved, the Company anticipates filing an Amended Form 10-K for 2016 by January 29, 2018 to incorporate the changes described in its October 10, 2017 letter.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Rufus Decker, Suying Li and Angela Lumley

January 12, 2018

I hope this assists your review and please feel free to contact me if you have any questions.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

Cc:	William Tuorto
Douglas Holsted
Scott Morris
James Harrison
Norman Yoder